

January 9, 2014

<u>Via E-mail</u>
Kexuan Yao
Chief Executive Officer
Armco Metals Holdings, Inc.
One Waters Park Drive, Suite 98
San Mateo, California 94403

      Re: Armco Metals Holdings, Inc.
              Item 4.01 Form 8-K
              Filed December 31, 2013
              File No. 001-34631

Dear Mr. Yao:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Heather Clark

                        Heather Clark
                        Staff Accountant